JG 2/19/16

16003029

SEC
Mail Processing
Section

FEB 19 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 27287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harger and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Avenue Suite D
(No. and Street)

Baton Rouge	LA	70809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Michael Dowden (225) 767-7228
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co, PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, C. Michael Dowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harger and Company, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Thomas C. Damico
Notary Public

Notary Public

Thomas C. Damico
Notary Public
8048 One Calais Avenue, Suite A
Baton Rouge, LA 70809
LSBA #24480
Commission expires at death

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARGER AND COMPANY, INC.

TABLE OF CONTENTS

DECEMBER 31, 2015

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	16
ADDITIONAL REPORTS AND RELATED INFORMATION	
Report of Independent Registered Public Accounting Firm on the Exemption from SEC Rule 15c3-3 Report	17
Harger and Company, Inc.'s Exemption Report	18
Independent Auditors' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation	19
Schedule of Assessment and Payments (General Assessment Reconciliation)[Form SIPC-7]	21

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Harger and Company, Inc.
Baton Rouge, Louisiana

We have audited the accompanying statement of financial condition of Harger and Company, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Harger and Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Harger and Company, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Harger and Company, Inc.'s financial statements. The supplemental information is the responsibility of Harger and Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 5, 2016

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

HARGER AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Cash	$	67,061
Certificate of Deposit		24,517
Cash Deposit with Clearing Broker		35,000
Commissions Receivable		61,305
Employee Advances		53,197
Marketable Securities Owned, at Fair Value (Note 3)		35,804
Property, net of Accumulated Depreciation (Note 6)		24,396
TOTAL ASSETS	$	301,280
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts Payable - Trade	$	24,035
Other Payables and Accrued Expenses		12,421
Federal Income Taxes Payable		54,499
Total Liabilities		90,955
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, 10,000 Shares Authorized, 86 Shares Issued and 46 Shares Outstanding		26,000
Additional Paid-in-Capital		120,300
Retained Earnings		99,271
		245,571
Less 40 Shares of Common Stock in Treasury, at Cost		(35,246)
Total Stockholder's Equity		210,325
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	301,280

HARGER AND COMPANY, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE		
Variable Annuity Commissions		$ 489,961
Investment Company Shares		303,776
Investment Advisory Fees		147,325
Security Commissions		139,454
Other		12,765
	TOTAL REVENUE	1,093,281
EXPENSES		
Brokerage and Clearance		25,507
Commissions, Salaries and Payroll		606,713
Communications and Data Processing		24,248
General and Administrative		430,375
	TOTAL EXPENSES	1,086,843
INCOME FROM OPERATIONS		6,438
INTEREST EXPENSE		2,682
INCOME BEFORE OTHER GAIN AND PROVISION FOR TAX		
Unrealized Gain on Marketable Securities		3,063
INCOME BEFORE PROVISION FOR TAX		6,819
Provision for Income Taxes		17,362
NET LOSS		$ (10,543)

See Notes to Financial Statements

HARGER AND COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Treasury Stock		Total
	Shares	Amount			Shares	Amount	
Balance, January 1, 2015	**46**	$ 26,000	$ 120,300	$ 109,814	**40**	$ (35,246)	$ 220,868
Net Loss				(10,543)			(10,543)
Balance, December 31, 2015	**46**	$ 26,000	$ 120,300	$ 99,271	**40**	$ (35,246)	$ 210,325

See Notes to Financial Statements

HARGER AND COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (10,543)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:	
Depreciation	8,199
Unrealized gain on marketable securities	(3,063)
Changes in operating assets and liabilities:	
Decrease in commissions receivable	93,457
Decrease in employee advances	10,140
Decrease in accounts payable - trade and accrued expenses	(34,088)
Increase in Federal income tax payable	11,412
Total Adjustments	86,057
Net Cash Provided by Operating Activities	75,514
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property	(15,396)
Purchase Marketable Securities	(3,288)
Sales of Marketable Securities	3,278
Net Cash Used by Investing Activities	(15,406)
NET DECREASE IN CASH AND CASH EQUIVALENTS	60,108
Beginning of Year	31,470
End of Year	$ 91,578
SUPPLEMENTAL CASH FLOW DISCLOSURES	
Federal Income Taxes Paid	$ 12,910
State Income Taxes Paid	$ 6,312
Interest Payments	$ 2,682

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and institutional private placement of securities throughout the United States.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis.

Cash Equivalents

Certificates of deposits and money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The increase or decrease in fair value is credited or charged to operations.

Treasury Stock

Treasury stock is accounted for using the cost method.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Investment Advisory Fees

Investment advisory fees are recorded based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Fair Value of Financial Instruments

Cash, accounts receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of

current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2015.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The Company maintains a $35,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Property and Equipment

Property is recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight line method based on estimated useful lives of five to fifteen years.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Tax

The Company is not included in the federal income tax return of the Parent and files its income tax return on a separate company basis.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2015, the years ending December 31, 2011, 2012, 2013, 2014 and 2015 remain subject to examination by major tax jurisdictions.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

3. FAIR VALUE MEASUREMENTS OF MARKETABLE SECURITIES

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not

available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stocks: Securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Mutual funds: Valued at the daily closing price as reported by the fund.

The following table sets forth by level, within the fair value hierarchy, the fair value measurements of the Company's investments as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Mutual Funds	**$ 18,353**	-	-	**$ 18,353**
Common Stocks	**17,451**	-	-	**17,451**
Total Assets at Estimated Fair Value	**$ 35,804**	-	-	**$ 35,804**

There were no transfers between level 1 and level 2 during the year.

Additional Disclosures About the Fair Value of Financial Instruments

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due

to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2015, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash	$ 67,061	$ 67,061	$ -	$ -	$ 67,061
Certificate of Deposit	24,517	24,517	-	-	24,517
Deposits with Clearing Organizations	35,000	35,000	-	-	35,000
Receivables from Clearing Organizations	61,305	-	61,305	-	61,305
Employee Advances	53,197	-	53,197	-	53,197
Totals	$ 241,080	$ 126,578	$ 114,502	$ -	$241,080
Liabilities					
Accounts Payable	$ 24,035	$ -	$ -	$ -	24,035
Accrued Expenses and Other Liabilities	66,920	-	-	-	66,920
Totals	$ 90,955	$ -	$ -	$ -	$ 90,955

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $80,410, which was $74,343 in excess of its required net capital of $6,067. The Company's net capital ratio was 1.13 to 1 for December 31, 2015.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2015, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

6. PROPERTY

As of December 31, 2015, property is comprised of the following:

Furniture and Fixtures	**$ 154,593**
Computers and Equipment	**51,486**
Boat	**38,853**
Total	**244,932**
Less: Accumulated Depreciation	**(220,536)**
Net Property	**$ 24,396**

Depreciation expense for the year was $8,199 and is reflected in the accompanying statement of income in occupancy and equipment costs.

7. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

The income tax expense differs from the amount that would result from applying federal statutory rates to income before income taxes primarily due to effect of a difference in the non-deductible portion of a depreciable asset for income tax purposes of approximately $22,000 for the year ended December 31, 2015. The depreciation used for tax purposes creates a deferred tax asset which is not recognized in the accompanying statement of financial condition as this amount is not material.

8. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its

cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2015, the Company had no major customers.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

9. COMMTIMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space at two locations in Louisiana on a month-month basis. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with a provision for escalations. At December 31, 2015, future minimum lease payments under the lease are $3,900 in 2016.

The Company leases office space from certain officers from the Company. The Company leases 100% of the facility. The operating lease is renewable annually and the company pays $4,000 per month. Total rental expense under the lease approximated $48,000 in 2015.

Rent expense approximated $55,800 for the year ended December 21, 2015.

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

10. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control may create a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (the "Agreement") effective February 1, 2003, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $6,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 4). The Agreement states that all monthly fees waived are not to be payable, and may not be added to future assessments. The total management fees incurred and paid under this agreement during 2015 totaled $36,000. The Agreement was not consummated on terms equivalent to arms-length transactions.

11. RETIREMENT PLAN

The Company adopted a SIMPLE IRA (Plan) effective in 2011. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $4,712 for the years ended December 31, 2015.

12. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity will apply five steps, Step 1: Identify the contract(s) with a customer; Step 2: Identify the performance obligations in the contract; Step 3: Determine the transaction price; Step 4: Allocate the transaction price to the performance obligations in the contract, and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in this Update help clarify the principles for recognizing revenue and develop commonalities with International Financial Reporting Standards (IFRS). The effective date of this standard was deferred by FASB ASU 2015-14-Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, and is effective for annual reporting periods beginning after December 15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. The guidance may be applied as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. The Firm plans to adopt this standard on January 1, 2019. The Company does not expect the adoption of ASU 2014-09 and ASU2015-14 to have a material impact on the Company's results of operations or financial condition.

13. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2015, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

14. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

HARGER AND COMPANY, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$	**210,325**
Less Non-allowable Assets		**124,449**
Haircuts on Securities		**5,466**
Net Capital	$	**80,410**
AGGREGATE INDEBTEDNESS	$	**90,955**
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	**6,067**
Excess Net Capital	$	**74,343**
Excess Net Capital at 1000%	$	**73,130**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.13 TO 1**

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2015 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Harger and Company, Inc.

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Harger and Company, Inc.
Baton Rouge, Louisiana

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harger and Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harger and Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Harger and Company, Inc. stated that Harger and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Harger and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harger and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co.,

McBee & Co., PC
February 5, 2016

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

HARGER
AND
COMPANY, INC.

Corporate Office:
8048 One Calais Ave.
Suite D
Baton Rouge, Louisiana 70809
(225) 767-7228
(800) 375-3134
Fax (225) 767-7192

Harger and Company, Inc's Exemption Report

Harger and Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promlugated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, for the year ended December 31, 2015, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Harger and Company, Inc.
Name of Company

I, C. Michael Dowden, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: VP Operations

Date: 1/7/16

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Harger and Company, Inc.
Baton Rouge, Louisiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Harger and Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Harger and Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Harger and Company, Inc.'s management is responsible for Harger and Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the check copies and independent bank statement, noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 nothing no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including an internally developed calculation schedule, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including an internally developed calculation schedule, supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co., PC
February 5, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2684**********************MIXED AADC 220
027287 FINRA DEC
HARGER & CO INC
8048 ONE CALAIS AVE STE D
BATON ROUGE LA 70809-3483

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathy Parker 304.765.7986

2. A. General Assessment (item 2e from page 2) $ 733

B. Less payment made with SIPC-6 filed (**exclude interest**) (502)

07/28/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 231

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 231

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 231.00

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harger + Co Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 20 16.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

em No.	Eliminate cents
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,096,343
b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	792,879
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9,803
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 337	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	337
Total deductions	803,019
2d. SIPC Net Operating Revenues	$ 293,324
2e. General Assessment @ .0025	$ 733
	(to page 1, line 2.A.)